Exhibit 99.2

Proxy form for registered shareholders of common shares of Yamana Gold Inc.

2012 annual meeting of shareholders

When:	Wednesday, May 2, 2012	Where:	Design Exchange
	11:00 a.m. (Toronto time)		234 Bay Street
Toronto-Dominion Centre
Toronto, ON

In this document, you and your refer to Yamana shareholders.

We, us, our and Yamana refer to Yamana Gold Inc.

Management is soliciting your proxy for Yamana Gold Inc.’s 2012 annual general meeting.  You can do this in two ways:

• attend the meeting and vote in person

• appoint someone to attend the meeting and vote for you (your proxyholder).

1. Vote in person

If you want to attend the meeting and vote in person:

• do not complete or return this form — your vote will be taken and counted at the meeting

• check in with a representative of CIBC Mellon Trust Company when you arrive at the meeting.

2. Voting by proxy

Unless you appoint another person to be your proxyholder, the Yamana officers listed below will attend the meeting and vote your shares following the instructions you provide on this form:

• Peter Marrone, Chairman and Chief Executive Officer, or

• Charles Main, Executive Vice President, Finance and Chief Financial Officer

If you prefer, you can appoint someone else to attend, act and vote for you at the meeting. That person does not need to be a Yamana shareholder. Print his or her name here:

Name of proxyholder (please print)

Make sure this person is aware that you appointed them as your proxyholder and that they must attend the meeting to vote on your behalf and according to your instructions. Your vote can only be counted if he or she attends the meeting and votes for you.

3. Tell us your voting instructions

Your proxyholder will vote according to the instructions you provide here. If there are any changes or new items, your proxyholder can vote on the items as he or she sees fit.

If you don’t provide instructions here, the Yamana officer appointed in section 2 will vote for the items. If you appointed someone else to be your proxyholder, he or she will vote as they see fit.

1. Elect directors

See page 7 of our management information circular.

	Vote for	Withold vote
1. Peter Marrone	☐	☐
2. Patrick J. Mars	☐	☐
3. John Begeman	☐	☐
4. Alexander Davidson	☐	☐
5. Richard Graff	☐	☐
6. Robert Horn	☐	☐
7. Nigel Lees	☐	☐
8. Juvenal Mesquita Filho	☐	☐
9. Carl Renzoni	☐	☐
10. Antenor F. Silva, Jr.	☐	☐
11. Dino Titaro	☐	☐

2. Appoint the auditors

See page 7 of our management information circular.

	Vote for	Withold vote
Deloitte & Touche LLP	☐	☐

3. Have a ‘say on pay’

Your vote is non-binding on our board. See page 7 of our management information circular.

On an advisory basis, and not to diminish the role and responsibilities of our board, you accept the approach to executive compensation disclosed in our 2012 management information circular.

Vote for	Vote against
☐	☐

How to vote

See detailed voting instructions on pages 4 to 6 of our 2012 management information circular.

1. By telephone

Call 1.866.206.4382 and follow the instructions. There is no charge for this call. You will need your 12-digit control number, which appears under your name and address below.

2. On the internet

Go to https://www.proxypush.ca/yri and follow the instructions. You will need your 12-digit control number, which appears under your name and address below.

3. By fax

Complete, sign and date this form, and fax it to CIBC Mellon Trust Company, Attention: Proxy Department at 1.866.781.311 (toll-free in North America).

4. By mail

Complete, sign and date this form, and mail it to CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1

CIBC Mellon must receive your voting instructions by 4 p.m. (Toronto time) on Monday, April 30, 2012 (or at least two business days before any adjournment)

4. Please sign here

If you are sending us your vote by mail or fax, you must sign below for your vote to be counted.

You must also sign here if you are appointing another person to attend on your behalf. If your authorized attorney is signing this form on your behalf, he or she must have proof of your authorization.

For shares registered in the name of a corporation, estate or trust, an authorized officer or attorney must sign this form and state his or her position. This person may also have to provide proof that he or she is authorized to sign.

When you sign this form you are:

• authorizing your proxyholder to vote according to your voting instructions at our 2012 annual general meeting (or any adjournment)

• revoking any proxy that you have previously given for this meeting.

If you don’t date the form, we’ll consider it to be dated the day it was mailed.

Signature	Date

Position
(if you are signing on behalf of a corporation, estate or trust)